VIA FACSIMILE (202-772-9210)

November 6, 2006

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	MortgageIT Holdings, Inc. Form 10-K for the year ended December 31, 2005 Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 File No. 001-32213

Dear Mr. Gordon:

We are writing in response to your letter dated October 16, 2006, a copy of which we enclose for your convenience. Also, for your convenience, the order of our responses (and the heading) under which we provide each response corresponds to the comments and related headings in your letter. References to the ‘‘Company’’ are references to MortgageIT Holdings, Inc., the registrant. After speaking with Jessica Barberich of your office, it was agreed that our time to respond was extended through today.

Form 10-K for the year ended December 31, 2005

Item 1 — Business

General, page 5

1. The Company reviewed SFAS 146 and determined that the specific liabilities for the costs of its ‘‘exit activity,’’ within the scope of SFAS 146, aggregated to approximately $0.6 million, net after taxes. The Company deemed these costs not to be material and, therefore, the Company did not consider it necessary to apply the provisions of SFAS 146, paragraph 20.

In addition, in considering classifying the Company’s sub-prime mortgage loan origination channel as a discontinued operation, the Company reviewed SFAS 144 and, particularly, paragraph 42, which provides:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. (Examples 12-15 of Appendix A illustrate disposal activities that do or do not qualify for reporting as discontinued operations.)

Also, the Company reviewed EITF Issue No. 03-13, ‘‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.’’

The Company determined that, while it exited the national wholesale sub-prime market by the end of the first quarter of 2006, it still maintained a presence in the sub-prime mortgage loan origination market and, as such, did not satisfy the requirements of paragraph 42. In this connection, the following disclosure is contained in the Company’s June 30, 2006 Quarterly Report on Form 10-Q (page 33):

‘‘During the fourth quarter of 2005, gain on sale margins for sub-prime loans narrowed significantly industry-wide. In response to these adverse industry conditions, the Company reduced its presence in the sub-prime origination market by decreasing the number of its sub-prime branches and implementing related work force reductions. In the first quarter of 2006, the Company exited the national wholesale sub-prime market, and by June 30, 2006, the Company had eliminated its national wholesale sub-prime branches and staff. Funded sub-prime volume during the first six months of 2006 was reduced to $168 million, or 1% of MortgageIT’s total originations during the period. As of June 30, 2006, all but $23.0 million of sub-prime inventory had been allocated to trades. The Company continues to originate sub-prime loans through a division that is primarily focused on handling loan applications coming through our traditional prime retail origination channel that do not conform to prime lending guidelines. (Emphasis supplied.) However, the Company expects future sub-prime loan volume not to be a material component of its total originations. All of the sub-prime loan production is sold to third party investors and we do not hold sub-prime loans in our investment portfolio.’’

Note 13 — Segment Reporting, page F-32

2. Under SFAS 131, a public business enterprise is required to report financial and descriptive information regarding its reportable operating segments. An operating segment is defined as follows pursuant to paragraph 10 of SFAS 131:

•	the segment engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

•	whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

Also, the Company reviewed EITF No. 04-10, ‘‘Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.’’

Accordingly, the Company has determined that it is comprised of two operating segments as follows:

The first operating segment, MortgageIT Holdings, Inc. (‘‘MHL’’), represents the long-term investment operations segment of the Company. MHL meets all three of the requirements of paragraph 10 of SFAS 131 set forth above. Specifically:

•	MHL earns revenue and incurs expenses from its business activities;

•	the Company’s Chief Financial Officer regularly reviews MHL’s operating results to make decisions about resources to be allocated to it and assess its performance; and

•	separate books and records are maintained for MHL and, therefore, discrete financial information is readily available for MHL.

The second operating segment, MortgageIT, Inc. (‘‘MIT’’), represents the mortgage banking operations segment of the Company. MIT meets all three of the requirements of paragraph 10 of SFAS 131 set forth above. Specifically:

•	MIT earns revenues and incurs expenses from transactions with the Company’s other operating segment, and from third parties in the ordinary course of business;

•	MIT’s Chief Financial Officer regularly reviews MIT’s operating results to make decisions about resources to be allocated to it and assess its performance; and

•	separate books and records are maintained for MIT and, therefore, discrete financial information is readily available for MIT.

The Company does not consider MIT’s retail, wholesale and correspondent mortgage loan production channels to be segments in accordance with paragraph 10 of SFAS 131. Although MIT maintains loan origination data by channel, as disclosed in the slide presentation included in the Company’s Form 8-K filed March 21, 2006, MIT does not maintain separate books and records for each channel and, therefore, discrete financial information is not available at the loan production channel level. Accordingly, operating results for each channel are not available to be reviewed by the Company’s, or MIT’s, Chief Financial Officer.

Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Expense

3. The Company is organized and conducts its operations to qualify as a ‘‘real estate investment trust,’’ or ‘‘REIT,’’ for federal income tax purposes. Accordingly, the Company is not subject to federal income tax on that portion of its REIT taxable income that is distributed to stockholders, as long as certain asset, income and stock ownership tests are met. To maintain its REIT status, the Company is required to distribute a minimum of 90% of its annual REIT taxable income to its stockholders. MIT is organized and operates as a taxable REIT subsidiary of the Company and, therefore, is subject to both federal and state income taxes. Accordingly, the Company records a tax provision based primarily on MIT’s taxable income.

The change in the income tax (benefit) expense between each of the periods is almost entirely a function of the change in the (loss) income before income taxes of MIT between each of the periods. This is best illustrated in the tables (under the column Mortgage Banking Operations) included in Note 11 — Segment Reporting, contained in Form 10-Q for each of the quarters ended March 31, 2006 (pages 27-29) and June 30, 2006 (pages 27-30). In addition, the Company provided an explanation of each revenue and expense factor contributing to the (loss) income before income taxes of Mortgage Banking Operations included in Results of Operations, contained in Forms 10-Q for the quarters ended March 31, 2006 (pages 39-41) and June 30, 2006 (pages 42-43 and pages 45-47).

In future filings, the Company will continue to provide explanations for significant changes in income (loss) before taxes, effective tax rates, and other factors affecting income tax (benefit) expense.

As requested, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In closing, as previously disclosed by the Company, on July 11, 2006, the Company entered into a definitive agreement to be acquired by DB Structured Products, Inc., an indirect subsidiary of Deutsche Bank AG, in an all cash transaction that is expected to close during the first quarter of 2007, subject to various closing conditions. Accordingly, the Form 10-Q to be filed by the Company for the period ended September 30, 2006, may be the last periodic report filed by the Company.

We trust this is responsive to your inquiries. If you have any questions or require further information, please contact Bob Gula, Controller, at (212) 389-1442.

Sincerely,

/s/ GLENN J. MOURIDY

Glenn J. Mouridy
President and Chief Financial Officer
MortgageIT Holdings, Inc.